Boston Capital Real Estate Investment Trust, Inc.

c/o BC Acquisition Sub, LLC

c/o BPG Properties Ltd.

770 Township Line Road, Suite 150

Yardley, PA 19067

March 5, 2008

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, DC 20549

Attention:  Mr. Michael E. McTiernan, Special Counsel

Re:                               Boston Capital Real Estate Investment Trust, Inc. — Application For Withdrawal pursuant to Rule 477 of the
 Securities Act of 1933, as amended (the “Act”)

Ladies and Gentlemen:

                                                On April 2, 2007, Boston Capital Real Estate Investment Trust, Inc., a Maryland corporation (the “Company”), filed Post-Effective Amendment No. 7 (“Post-Effective Amendment No. 7”) to the Company’s Registration Statement on Form S-11 (File No. 333-108426) (the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 477 under the Act, the Company hereby applies for the withdrawal of Post-Effective Amendment No. 7 and requests that the Commission consent thereto.  No securities have been issued or sold under Post-Effective Amendment No. 7, and Post-Effective Amendment No. 7 has not been declared effective by the Commission.

The Company is withdrawing Post-Effective Amendment No. 7 because the Company was merged with and into BC Acquisition Sub, LLC, an affiliate of BPG Properties Ltd., on January 15, 2008 and all securities registered under the Company’s Registration Statement were deregistered pursuant to Post-Effective Amendment No. 8 filed with the Commission on January 15, 2008 and declared effective on February 7, 2008.

If you have any questions regarding the foregoing, please contact our outside legal counsel Brian M. Katz at (215) 981-4193.

Sincerely,

BC ACQUISITION SUB, LLC (as successor
by merger to Boston Capital Real Estate
Investment Trust, Inc.)

By:	/s/ Joseph F. Mullen
Joseph F. Mullen
Senior Vice President